March 4, 2022

Via EDGAR Submission

Securities and Exchange Commission

Division of Corporation Finance

Office of Manufacturing

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Jennifer Angelini
Jay Ingram

Re:	Satellogic Inc.
Registration Statement on Form F-1
Filed February 14, 2022
File No. 333-262699

Ladies and Gentlemen:

Satellogic Inc. (the “Company” or “Satellogic”) previously filed a Registration Statement on Form F-1 with the Securities and Exchange Commission (the “SEC”) on February 14, 2022 (the “Registration Statement”).

On behalf of the Company, we are writing to respond to the comments to the Registration Statement set forth in the comment letter (the “Comment Letter”) from the staff of the SEC (the “Staff”) dated February 22, 2022. The Company’s responses below correspond to the captions and numbers of the comments (which are reproduced below in bold). Capitalized terms used in this letter but not otherwise defined herein have the respective meanings ascribed to them in the Registration Statement.

Registration Statement on Form F-1

General

1.

Please advise how you assessed your compliance with the SEC’s age of financial statement requirements for each entity. In your analysis, please address the reason why you excluded financial statements of the registrant, Satellogic Inc.

Response: The Company acknowledges the Staff’s comment and hereby provides the Company’s assessment of the age of financial statement requirements for each entity.

Background

On January 25, 2022 (the “Closing Date”), the Company consummated the transactions contemplated by that previously announced Agreement and Plan of Merger dated as of July 5, 2021 (the “Merger Agreement” and the transactions contemplated by the Merger Agreement, the “Business Combination”), by and among the Company, Satellogic V Inc. (formerly CF Acquisition Corp. V, “CF V”), Ganymede Merger Sub 1 Inc., a business company with limited liability incorporated under the laws of the British Virgin Islands and a direct wholly owned subsidiary of the Company (“Target Merger Sub”), Ganymede Merger Sub 2 Inc., a Delaware corporation and a direct wholly owned subsidiary of the Company (“SPAC Merger Sub”), and Nettar Group Inc. (d/b/a Satellogic) (“Nettar”). The Business Combination was structured as a “double dummy” transaction in that the Company legally acquired 100% of the equity of both CF V and Nettar in exchange for ordinary shares of the Company. The Company is now the holding company and its only assets are the equity interest in CF V and Nettar.

The Company was incorporated under the laws of the British Virgin Islands on June 29, 2021 as a direct wholly owned subsidiary of Nettar. The Company was formed for the sole purpose of entering into and consummating the Business Combination and is consolidated in the Nettar interim balance sheet included in the Registration Statement. Prior to the Closing Date, the Company had no operations, had only nominal assets and had no liabilities or contingent liabilities, nor any outstanding commitments, other than as described in the Merger Agreement and those certain Subscription Agreements entered into in connection with the Business Combination.

Securities and Exchange Commission

March 4, 2022

Nettar, a business company with limited liability incorporated under the laws of the British Virgin Islands, began operations in 2010 as a vertically integrated geospatial analytics company.

CF V, a Delaware corporation, was formed on January 23, 2020 as a special purpose acquisition company formed for the purpose of effecting a merger, capital stock exchange, asset acquisition, stock purchase, reorganization or similar business combination with one or more businesses. Prior to the Closing Date, CF V’s Class A Common Stock was registered with the SEC and listed on Nasdaq under the symbol “CFV”.

The Business Combination was accounted for as a capital reorganization under International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board. Under this method of accounting, CF V is treated as the “acquired” company for financial reporting purposes. Accordingly, for accounting purposes, the Business Combination is treated as the equivalent of the Company issuing shares for the net assets of CF V, accompanied by a recapitalization. Since CF V does not meet the definition of a business in accordance with IFRS 3 (“Business Combinations”), the transaction is accounted for within the scope of IFRS 2 (“Share-based payment”). The merger of Nettar into the Company was accounted for as a reorganization of entities of common control via a downstream merger.

Pursuant to the Section 1170.1 of SEC’s Financial Reporting Manual (FRM), designation of an acquired business as a predecessor is generally not required except where a registrant succeeds to substantially all of the business (or a separately identifiable line of business) of another entity (or group of entities) and the registrant’s own operations before the succession appear insignificant relative to the operations assumed or acquired. Given that the Company (registrant) succeeded to substantially all of the assets of Nettar, an operating company and the Company had no operations other than to seeking a business combination, the Company determined that Nettar is the Company’s predecessor. For this reason and given that the Company was formed with nominal assets as a subsidiary of Nettar solely to effect the merger, the Company’s financial statements were not included in the Form F-4 declared effective prior to the consummation of the Business Combination.

Age of Financial Statement Requirements

Nettar. Financial information of a registrant’s predecessor is required for all periods before the succession, with no lapse in audited periods or omission of other information required about the registrant. Each of the Company and Nettar qualify as a foreign private issuer (FPI) and emerging growth company (EGC). Pursuant to Item 8 of Form 20-F and FRM 6220.1, with respect to FPIs, (i) audited financial statements for the most recently completed fiscal year must be included in registration statements declared effective three months or more after fiscal year-end and (ii) interim financial statements are required in a registration statement if the effective date of the registration statement is more than nine months after the end of the last audited financial year wherein the registration statement should contain consolidated interim financial statements, which may be unaudited, covering at least the first six months of the financial year. As such, assuming the Registration Statement is declared effective prior to March 31, 2022, the effective Registration Statement will include audited financial statements of Nettar, as predecessor, for the fiscal years ended December 31, 2019 and 2020 and unaudited financial statements for the six months ended June 30, 2021. After March 31, 2022, the Company understands that the Registration Statement will not be declared effective unless it includes audited financial statements for Nettar for the year ended December 31, 2021.

CF V. The Company has determined that CF V could be considered a significant acquired business pursuant to Section 3-05 of Regulation S-X. Given that CF V was a SEC reporting company as of the Closing Date and Nettar, as the accounting acquirer, does not meet the requirements of Section 3-01(c) of Regulation S-X, pursuant to FRM 2045.5, the Company plans to file a pre-effective amendment to the Registration Statement to include the audited financial statements of CF V for the fiscal year ended December 31, 2021. No interim financial statements of CF V will be included in the effective Registration Statement.

Satellogic. The Company has determined that no financial statements of Satellogic are required to be included in the Registration Statement. As discussed above, Nettar is considered the predecessor to Satellogic and the accounting acquirer in the Business Combination. In addition, at all times prior to the Closing Date including on and for the period ended December 31, 2021, Satellogic was a wholly-owned consolidated

2

Securities and Exchange Commission

March 4, 2022

subsidiary of Nettar, and had no assets, equity (other than $1.00 of initial capital at inception), liabilities or operations. No financial statements of the Company were included in the Registration Statement on Form F-4 filed by the Company in connection with the Business Combination (which was declared effective on November 12, 2021) because, in reliance on FRM 1160, the financial statements of the Company, a recently organized registrant with nominal capital, were deemed not to be material to investors in making their voting/investment decision and were therefore permitted to be omitted. Likewise, the Company believes that because the financial statements of Satellogic for the fiscal year ended December 31, 2021 would again only reflect the $1.00 of equity and no assets, liabilities or operations, they are immaterial to investors in connection with their decision to purchase the Company’s securities being registered on the Registration Statement and can therefore be omitted.

In addition, we believe that the guidance in FRM 1170(b), although not directly applicable, supports the Company’s determination that its financial statements for periods prior to the Closing Date are immaterial and can be omitted. Specifically, FRM 1170(b) provides that “after the acquisition of a business by a special-purpose acquisition company registrant (SPAC), the financial statements of the registrant for periods prior to the acquisition may not be required to be included in Forms 10-K and 10-Q once the financial statements include the period in which the acquisition or recapitalization was consummated. Generally, these financial statements would not be required in cases in which the registrant had only nominal income statement activity.” The purpose of FRM 1170(b) is to permit registrants to omit financial statements of the registrant to the extent they are no longer material to investors either because financial statements for the period including the closing of the transaction are available or the registrant had only “nominal income statement activity” during the period. Here, the Company had no income statement activity during the year ended December 31, 2021 and therefore should be permitted to exclude any Company financial statements for such period, particularly in light of the time and expense the Company would incur to prepare and audit such immaterial financial statements.

Lastly, given that the Company was formed on June 29, 2021 and was a wholly-owned subsidiary of Netter, its financial condition and results are reflected in Nettar’s unaudited consolidated financial statements that are included in the Registration Statement. Similarly, Nettar’s audited financial statements for the year ended December 31, 2021, which will be included in the Prospectus included in the Registration Statement through either a pre- or post-effective amendment, as the case may be, will include the Company’s financial condition and results for the year ended December 31, 2021.

Exhibits

2.	Please file an opinion as to the legality of the securities being registered as an exhibit to the registration statement. See Item 601(b)(5) of Regulation S-K.

Response: In response to the Staff’s comment, the Company confirms that it will file an opinion from Greenberg Traurig, LLP opining as to the legality of the Company’s Warrants being registered under the Registration Statement and from Maples and Calder opining on the legality of the Company’s Ordinary Shares being registered under the Registration Statement, the forms of which are attached hereto as Exhibit A and Exhibit B, respectively.

*    *    *    *    *    *     *    *    *

We hope that the above has been responsive to the Staff’s comments. Should you have any questions relating to the foregoing, please feel free to contact the undersigned at (954) 768-8210 or perezf@gtlaw.com.

Very truly yours,

Flora R. Perez, Esq.

3

Securities and Exchange Commission

March 4, 2022

cc:	Rick Dunn, Satellogic Inc.

Rebeca Brandys, Satellogic Inc.

Ruairi Bourke, Maples and Calder

4

Exhibit A

[     ], 2022

Ruta 8 Km 17,500, Edificio 300

Oficina 324 Zonamérica

Montevideo, 91600, Uruguay

Re:	Registration Statement of Satellogic Inc. on Form F-1 (Registration No. 333-262699)

Ladies and Gentlemen:

We have acted as United States counsel to Satellogic Inc., a business company with limited liability incorporated under the laws of the British Virgin Islands (“Satellogic”), in connection with the registration by Satellogic with the United States Securities and Exchange Commission (the “Commission”) of, among other things, (i) 533,333 warrants entitling the holder to purchase one Satellogic Class A Ordinary Share (each, a “Class A Ordinary Share”) at an exercise price of $11.50 per Class A Ordinary Share (the “$11.50 Warrants”), (ii) 5,000,000 warrants to purchase Class A Ordinary Shares at an exercise price of $10.00 per Class A Ordinary Share (the “$10.00 Liberty Share Warrants”), (iii) 2,500,000 warrants to purchase Class A Ordinary Shares at an exercise price of $10.00 per Class A Ordinary Shares (the “$10.00 Liberty Advisory Fee Warrants” together with the $10.00 Liberty Share Warrants the “$10.00 Liberty Warrants”), (iv) $15,000,000 warrants to purchase Class A Ordinary Shares at an exercise price of $15.00 per Class A Ordinary Share (the “$15.00 Liberty Warrants”), (v) 2,500,000 warrants to purchase Class A Ordinary Shares at an exercise price of $20.00 per Class A Ordinary Share (the “PIPE Warrants”) and (vi) a warrant to purchase 15,931,360 Class A Ordinary Shares at an exercise price of $2.51635975 per Class A Ordinary Share (the “Columbia Warrants” together with the $11.50 Warrants, the $10.00 Liberty Warrants, the $15.00 Liberty Warrants and the PIPE Warrants, the “Warrants”) each pursuant to a Registration Statement on Form F-4, Registration No. 333-262699, initially filed by Satellogic with the Commission on February 14, 2022 (as amended, the “Registration Statement”).

The $11.50 Warrants are governed by the Warrant Agreement, dated January 28, 2021, by and between CF Acquisition Corp. V (“CF V”) and Continental Stock Transfer & Trust Company, a New York corporation (the “Warrant Agent”), pursuant to which the original warrants of CF V (the “Original Warrants”) were issued (the “Original $11.50 Warrant Agreement”), as modified by the Warrant Assumption Agreement (the “$11.50 Warrant Assumption Agreement”) entered into by and among CF V, Satellogic and the Warrant Agent on January 25, 2022. The $10.00 Liberty Share Warrants and the $15.00 Liberty Warrants are governed by the Warrant Agreement, dated February 10, 2022 by and between Satellogic and the Warrant Agent (the “$10.00 and $15.00 Liberty Warrant Agreement”). The $10.00 Liberty Advisory Fee Warrants are governed by the Warrant Agreement, dated February 10, 2022 by and between Satellogic and the Warrant Agent (the “Advisory Fee Liberty Warrant Agreement”). The PIPE Warrants are governed by the Warrant Agreement, dated January 25, 2022 by and between Satellogic and the Warrant Agent (the “PIPE Warrant Agreement”). The Columbia Warrants are governed by the Warrant to Purchase Shares, March 8, 2021 by and between Nettar Group Inc. and the Columbia River Investment Limited as amended and modified from time to time thereto (the “Columbia Warrant Agreement” together with the Original $11.50 Warrant Agreement, the $10.00 and $15.00 Liberty Warrant Agreement, the Advisory Fee Liberty Warrant Agreement and the PIPE Warrant Agreement, the “Warrant Agreements”).

We have examined the Warrant Agreements, the $11.50 Warrant Assumption Agreement and such other documents, and considered such legal matters, as we have deemed necessary and relevant as the basis for the opinion set forth below. With respect to such examination, we have assumed the genuineness of all signatures, the authenticity of all documents submitted to us as originals, the conformity to original documents of all documents submitted to us as reproduced or certified copies, and the authenticity of the originals of those latter documents. As to questions of fact material to this opinion, we have, to the extent deemed appropriate, relied upon certain representations of certain officers and employees of Satellogic. We have assumed that the Warrant Agent is validly existing, has duly authorized, executed and delivered the Warrant Agreements and had all requisite legal ability to do so. We have also assumed that pursuant to British Virgin Islands law, Satellogic is validly existing, had the power to execute the Warrant Agreements and has all requisite legal ability to do so.

Based upon the foregoing, we are of the opinion that the Warrants are legally binding obligations of Satellogic, except (a) as enforceability may be limited by bankruptcy, insolvency, reorganization or similar laws affecting creditors’ rights generally and by general equitable principles (regardless of whether enforceability is considered in a proceeding in equity or at law), (b) as enforceability of any indemnification or contribution provision may be limited under the federal and state securities laws, and (c) that the remedy of specific performance and injunctive and other forms of equitable relief may be subject to the equitable defenses and to the discretion of the court before which any proceeding therefor may be brought.

The opinion expressed above are limited to the laws of the State of New York and we have not considered and express no opinion on the effect of any laws or the laws of any other state or jurisdiction, including state and federal laws relating to securities or other federal laws, or the rules and regulations of stock exchanges or any other regulatory body.

We hereby consent to the use of this opinion as an exhibit to the Registration Statement, to the use of our name as your counsel and to all references made to us in the Registration Statement and in the proxy statement/prospectus forming a part thereof. In giving this consent, we do not hereby admit that we are in the category of persons whose consent is required under Section 7 of the Act, or the rules and regulations promulgated thereunder.

Very truly yours,

/s/ Greenberg Traurig, P.A

.

Exhibit B

Our ref: RZB/696622-000009/31157382v3

Satellogic Inc. Kingston Chambers PO Box 173 Road Town Tortola, VG1110 British Virgin Islands

[     ] 2022

Dear Sirs

Satellogic Inc. (the “Company”)

We have acted as counsel as to British Virgin Islands law to the Company and have been asked to provide this legal opinion in connection with the Company’s registration statement on Form F-1, including all amendments or supplements thereto, filed with the United States Securities and Exchange Commission (the “Commission”) under the United States Securities Act of 1933, as amended (the “SEC Act”) (the “Registration Statement”) for the purposes of, registering with the Commission under the SEC Act, the offering and sale from time to time by the securityholders specified in the Registration Statement as selling securityholders (the “Selling Securityholders”), or their permitted transferees, of up to:

(a)

87,889,154 class A ordinary shares of US$0.0001 par value each of the Company (“Class A Ordinary Shares” and each a “Class A Ordinary Share”) comprising the following Class A Ordinary Shares (together, the “Ordinary Shares”):

(i)

up to 7,533,463 Class A Ordinary Shares consisting of (i) 5,816,770 issued pursuant to a private placement concluded on the date of the Mergers (as defined in the Merger Agreement (as defined below)) and (ii) 1,716,693 additional Class A Ordinary Shares issuable pursuant to the PIPE Subscription Agreements (as defined below) (together, the “PIPE Shares”);

(ii)

up to 1,500,000 Class A Ordinary Shares consisting of (i) 1,250,000 Class A Ordinary Shares issued to CFAC Holdings V, LLC (the “Sponsor”) pursuant to the Forward Purchase Contract (as defined below) and (ii) 250,000 additional Class A Ordinary Shares issuable pursuant to the Forward Purchase Contract (together, the “Forward Purchase Shares”);

(iii)

up to 535,085 Class A Ordinary Shares issuable to certain former holders of series X preference shares of Nettar Group Inc. (“Nettar”) pursuant to Series X Preference Shareholder Agreement (as defined below) (the “Former Nettar Holder Shares”);

(iv)

up to 2,208,229 Class A Ordinary Shares consisting of (i) 2,058,229 Class A Ordinary Shares issued to an affiliate of the Sponsor in lieu of advisory and other fees owed to them pursuant to the terms of the Cantor Fee Letter Agreement and (ii) 150,000 additional Class A Ordinary Shares issuable to the Sponsor pursuant to the Cantor Fee Letter (together, the “CF&C Shares”);

(v)

up to 985,026 Class A Ordinary Shares consisting of (i) 788,021 Class A Ordinary Shares issued to an affiliate of the Sponsor in satisfaction of debt owed to them pursuant to the terms of the Cantor Promissory Note and (ii) 197,005 additional Class A Ordinary Shares issuable to an affiliate of the Sponsor pursuant to the terms of the Cantor Promissory Note (together, the “Sponsor Debt Shares”);

(vi)

up to 20,000,000 Class A Ordinary Shares issued to Liberty Strategic Capital (SATL) Holdings, LLC (the “Liberty Investor”) pursuant to the Liberty Subscription Agreement (as defined below) (the “Liberty Shares”);

(vii)

up to 13,662,658 Class A Ordinary Shares that would result from a conversion of an equal number of class B ordinary shares of US$0.0001 par value each of the Company (the “Pre-Conversion Shares”) pursuant to the terms of the Memorandum and Articles (as defined below) (the “Conversion Shares”);

(viii)

up to 533,333 Class A Ordinary Shares issuable upon the exercise of warrants to purchase Class A Ordinary Shares at an exercise price of US$11.50 per share pursuant to the CF V Exchanged Warrant Documents (as defined below) (“US$11.50 Warrants”) (the “US$11.50 Warrant Shares”);

(ix)

up 7,500,000 Class A Ordinary Shares issuable upon the exercise of warrants to purchase Class A Ordinary Shares at an exercise price US$10.00 pursuant to the Liberty Warrant Agreement (as defined below) and the Liberty Advisory Fee Warrant Agreement (as defined below) (together, the “US$10.00 Liberty Warrants”) (the “US$10 Liberty Warrant Shares”);

(x)

up to 15,000,000 Class A Ordinary Shares issuable upon the exercise of warrants to purchase Class A Ordinary Shares at an exercise price of $15.00 per share issued pursuant to the Liberty Warrant Agreement (“US$15.00 Liberty Warrants”) (the “US$15 Liberty Warrant Shares”);

(xi)

up to 2,500,000 Class A Ordinary Shares issuable upon the exercise of warrants to purchase 2,500,000 Class A Ordinary Shares at a purchase price of $20.00 per share to be issued pursuant to the PIPE Warrant Agreement (as defined below) (the “US$20.00 PIPE Warrants”);

(xii)

up to 15,931,360 Class A Ordinary Shares issuable upon the exercise of warrants to purchase Class A Ordinary Shares at an exercise price of US$2.51635975 per share pursuant to the Columbia Warrant Agreement (as defined below) (the “Columbia Warrants”) (the “Columbia Shares”); and

(xiii)

up to 15,931,360 Class A Ordinary Shares that would result from a conversion of an equal number of class B ordinary shares of US$0.0001 par value each of the Company (the “Pre-Conversion Shares”) pursuant to the terms of the Memorandum and Articles (as defined below) (the “Conversion Shares”); and

(b)	41,464,693 warrants to purchase Class A Ordinary Shares (together, the “Warrants”) comprising:

(i)	533,333 US$11.50 Warrants;

(ii)	7,500,000 US$10.00 Liberty Warrants;

(iii)	15,000,000 US$15.00 Liberty Warrants;

(iv)	2,500,000 US$20.00 PIPE Warrants; and

(v)	15,931,360 Columbia Warrants.

This opinion letter is given in accordance with the terms of the Legal Matters section of the Registration Statement.

1	Documents Reviewed

We have reviewed originals, copies, drafts or conformed copies of the following documents:

1.1

The public records of the Company on file and available for public inspection at the Registry of Corporate Affairs in the British Virgin Islands (the “Registry of Corporate Affairs”) on 4 March 2022, including the Company’s Certificate of Incorporation and its Memorandum and Articles of Association (the “Memorandum and Articles”).

1.2

The records of proceedings available from a search of the electronic records maintained on the Judicial Enforcement Management System from 1 January 2000 and available for inspection on 4 March 2022 at the British Virgin Islands High Court Registry (the “High Court Registry”).

1.3

The written resolutions of the board of directors of the Company dated 28 July 2021, 10 August 2021, 10 November 2021, 23 December 2021, 19 January 2022, 25 January 2022 and 10 February 2022 and the resolutions passed by the then sole member of the Company passed on 10 November 2021 and 25 January 2022 (together, the “Resolutions”).

1.4	A Certificate of Incumbency dated 4 March 2022, issued by Maples Corporate Services (BVI) Limited, the Company’s registered agent (the “Registered Agent’s Certificate”).

1.5	A certificate of good standing with respect to the Company issued by the Registrar of Corporate Affairs dated 4 March 2022 (the “Certificate of Good Standing”).

1.6	A certificate from a director of the Company (the “Director’s Certificate”).

1.7	The Registration Statement.

1.8

An assignment, assumption and amendment agreement dated 25 January 2022 between CF Acquisition Corp. V, the Company and Continental Stock Transfer & Trust Company and consented to by Cantor Fitzgerald & Co. and the warrant agreement dated as of 28 January 2021 referred to therein (the “CF V Exchanged Warrant Documents”).

1.9

An assignment and assumption agreement dated as of 25 January 2022 between Nettar and the Company and the warrant to purchase shares dated 8 March 2021 between Nettar and Columbia River Investment Limited referred to therein providing for the Columbia Warrants (the “Columbia Warrant Documents”).

1.10	An agreement and plan of merger dated 5 July 2021 by and among the Company, CF Acquisition Corp. V, Ganymede Merger Sub 1 Inc., Ganymede Merger Sub 2 Inc. and Nettar (the “Merger Agreement”).

1.11

A share escrow agreement dated 25 January 2022 in relation to shares in the Company between the Company, Continental Stock Transfer & Trust Company as escrow agent and the Sponsor (the “Share Escrow Agreement”).

1.12

A letter agreement dated 18 January 2022 between Satellogic V Inc. (formerly named CF Acquisition Corp. V) (“SPAC”), Cantor Fitzgerald & Co. (“CF&CO”) and the Company (the “Cantor Fee Letter Agreement”).

1.13

A letter agreement dated 18 January 2022 between SPAC, Cantor Fitzgerald & Co. and the Company entered in reference to a certain letter agreement dated 21 April 2021 (as amended) between SPA and CF&CO (the “Amendment to BCMA”).

1.14	A secured promissory note dated 23 December 2021 between Nettar and Cantor Fitzgerald Securities (“CFS”) (the “Original Cantor Promissory Note”).

1.15

A letter agreement dated 18 January 2022 in respect of the Cantor Promissory Note between CFS, Nettar and the Company (the “Cantor Promissory Letter Agreement”, the Original Cantor Promissory Note as varied by the Cantor Promissory Letter Agreement, the “Cantor Promissory Note”).

1.16

An amended and restated forward purchase contract dated 5 July 2021 between the Company and the Sponsor amending and restating that certain forward purchase contract originally dated as of 28 January 2021 between the Sponsor and SPAC (the “Forward Purchase Contract”) providing for the issue of the Forward Purchase Shares and the Forward Purchase Warrants (the “Forward Purchase Contract Warrant Documents”).

1.17

A subscription agreement dated 18 January 2022 between SPAC, the Company and Liberty Strategic Capital (SATL) Holdings (the “Liberty Subscriber”) (the “Liberty Subscription Agreement”) providing for the issue of certain Class A Ordinary Shares (the “Liberty Subscription Shares”).

1.18

An amended and restated letter agreement dated 10 February 2022 between the Company, the Liberty Subscriber and solely for the purposes specified therein each of Emiliano Kargieman (“EK”) and the Sponsor (the “Liberty Letter Agreement”).

1.19

A warrant agreement dated as of 10 February 2022 by and between the Company and Continental Stock Transfer & Trust Company (“CST”) (the “Liberty Warrant Agreement”) providing for the issue of US$10 Liberty Warrants and US$15 Liberty Warrants.

1.20	A warrant agreement dated as of 10 February 2022 by and between the Company and CST (the “Liberty Advisory Fee Warrant Agreement”) providing for the issue of US$10 Liberty Warrants.

1.21

A warrant agreement dated as of 25 January 2022 by and among the Company and Continental Stock Transfer & Trust Company (the “PIPE Warrant Agreement” and together with the CF V Exchanged Warrant Documents, the Columbia Warrant Documents, the Forward Purchase Contract Warrant Documents, the Liberty Warrant Agreement and the Liberty Advisory Fee Warrant Agreement, the “Warrant Documents”).

1.22

A series X preference shareholder agreement dated as of 5 July 2021 by and among the persons identified on schedule I thereto, the Sponsor, the Company and Nettar (the “Series X Preference Shareholders Agreement”).

1.23

In respect of each of Meteora Capital Partners, LP, Kepos Alpha Master Fund L.P., Hana Financial Investment Co. Ltd., Alyeska Master Fund, L.P., LA SAT Holdco LLC, the Sponsor, and Kepos Carbon Transition Master Fund L.P. (each, a “PIPE Investor”), a subscription agreement dated 5 July 2021 between CF Acquisition Corp. V, Nettar, the Company and the PIPE Investor (“PIPE Subscription Agreements”) including the addendum to each PIPE Subscription Agreement which, if executed by a PIPE Investor providing for the issue of US$20 Warrants (the “Lock-Up Addendum”).

The documents listed in paragraphs 1.8, 1.9, 1.10, 1.11, 1.12, 1.13, 1.14, 1.15, 1.16, 1.17, 1.18, 1.19, 1.20, 1.21, 1.22 and 1.23 inclusive above shall be referred to collectively herein as the “Documents”.

2	Assumptions

The following opinions are given only as to, and based on, circumstances and matters of fact existing and known to us on the date of this opinion letter. These opinions only relate to the laws of the British Virgin Islands which are in force on the date of this opinion letter. In giving the following opinions we have relied (without further verification) upon the completeness and accuracy, as at the date of this opinion letter, of the Registered Agent’s Certificate, the Director’s Certificate and the Certificate of Good Standing. We have also relied upon the following assumptions, which we have not independently verified:

2.1

The Documents have been or will be authorised and duly executed and unconditionally delivered by or on behalf of all relevant parties in accordance with all relevant laws (other than, with respect to the Company, the laws of the British Virgin Islands).

2.2

The Documents are, or will be, legal, valid, binding and enforceable against all relevant parties in accordance with their terms under the laws of the State of New York (the “Relevant Law”) and all other relevant laws (other than, with respect to the Company, the laws of the British Virgin Islands).

2.3

The choice of the Relevant Law as the governing law of the Documents has been made in good faith and would be regarded as a valid and binding selection which will be upheld by the courts of the State of New York and any other relevant jurisdiction (other than the British Virgin Islands) as a matter of the Relevant Law and all other relevant laws (other than the laws of the British Virgin Islands).

2.4

Where a Document has been provided to us in draft or undated form, it will be duly executed, dated and unconditionally delivered by all parties thereto in materially the same form as the last version provided to us and, where we have been provided with successive drafts of a Document marked to show changes to a previous draft, all such changes have been accurately marked.

2.5

Copies of documents, conformed copies or drafts of documents provided to us are true and complete copies of, or in the final forms of, the originals, and translations of documents provided to us are complete and accurate.

2.6	All signatures, initials and seals are genuine.

2.7

The capacity, power, authority and legal right of all parties under all relevant laws and regulations (other than, with respect to the Company, the laws and regulations of the British Virgin Islands) to enter into, execute, unconditionally deliver and perform their respective obligations under the Documents.

2.8

That all public records of the Company which we have examined are accurate and that the information disclosed by the searches which we conducted against the Company at the Registry of Corporate Affairs and the High Court Registry is true and complete and that such information has not since then been altered and that such searches did not fail to disclose any information which had been delivered for registration but did not appear on the public records at the date of our searches.

2.9	No invitation has been or will be made by or on behalf of the Company to the public in the British Virgin Islands to subscribe for any of the Ordinary Shares or the Warrants.

2.10	The Company is not a sovereign entity of any state and is not a subsidiary, direct or indirect of any sovereign entity or state.

2.11

There is no contractual or other prohibition or restriction (other than as arising under British Virgin Islands law) binding on the Company prohibiting or restricting it from entering into and performing its obligations under the Documents.

2.12	No monies paid to or for the account of any party under the Documents represent or will represent proceeds of criminal conduct (as defined in the Proceeds of Criminal Conduct Act (As Revised)).

2.13

There is nothing under any law (other than the laws of the British Virgin Islands) which would or might affect the opinions set out below. Specifically, we have made no independent investigation of the Relevant Law.

2.14	There is nothing contained in the minute book or corporate records of the Company (which we have not inspected) which would or might affect the opinions set out below.

2.15

With respect to Ordinary Shares to be issued for a consideration, which is in whole or in part, other than money, the directors of the Company shall prior to the issue of such Ordinary Shares pass a resolution stating: (a) the amount to be credited for the issue of such Ordinary Shares; and (b) that, in the opinion of the directors of the Company, the present cash value of the non-money consideration and money consideration, if any, is not less than the amount to be credited for the issue of such Ordinary Shares.

2.16

With respect to Ordinary Shares to be issued for a consideration, which is in whole or in part, other than money, the Company will receive the applicable non-money consideration and money consideration, if any and with respect to Ordinary Shares to be issued for a cash consideration the Company will receive the applicable cash consideration for the issue of such Ordinary Shares concerned.

2.17

At the time of the exercise of each Warrant into a Class A Ordinary Share (such a Class A Ordinary Share, a “Warrant Share”) in accordance with the terms and provisions of the applicable Warrant Documents (each such exercise, a “Warrant Exercise”):

(a)	the laws of the British Virgin Islands (including the Act (as defined below)) will not have changed in such way as to materially impact the Warrant Exercise;

(b)	the Company will not have been struck off or placed in liquidation; and

(c)	the terms and provisions of the Warrant relating to the Warrant Exercise and the terms of the Memorandum and Articles will not have been altered, amended or restated.

2.18	At the time of each conversion of Pre-Conversion Shares into the Conversion Shares in accordance with the terms and provisions of the Memorandum and Articles (each such conversion, a “Conversion”):

(a)	the laws of the British Virgin Islands (including the Act) will not have changed in such way as to materially impact the Conversion;

(b)	all Pre-Conversion Shares in issue will have been issued as fully paid and non assessable;

(c)	the Company will not have been struck off or placed in liquidation; and

(d)	the terms and provisions relating to the Conversion as set out in the Memorandum and Articles will not have been altered, amended or restated.

2.19

Where the Resolutions require a director or officer of the Company to determine the final number of Ordinary Shares and/or Warrants to be issued or granted (as applicable) by the Company and the persons to whom they shall be issued, an authorised director or officer of the Company shall have so determined the final number of Ordinary Shares and/or Warrants to be issued or granted (as applicable) by the Company prior to any such issuance or grant.

Save as aforesaid we have not been instructed to undertake and have not undertaken any further enquiry or due diligence in relation to the transaction the subject of this opinion letter.

3	Opinions

Based upon, and subject to, the foregoing assumptions and the qualifications set out below, and having regard to such legal considerations as we deem relevant, we are of the opinion that:

3.1

The Company is a company limited by shares incorporated with limited liability under the BVI Business Companies Act (As Revised) (the “Act”), is in good standing at the Registry of Corporate Affairs, is validly existing under the laws of the British Virgin Islands.

3.2

The Ordinary Shares to be offered for sale by the Selling Securityholders as contemplated by the Registration Statement (including the Warrant Shares to be issued upon each Warrant Exercise in accordance with the terms of the Warrant Documents and the Conversion Shares upon each Conversion) have been duly authorised for issue, and when issued by the Company against payment in full of the consideration as set out in the Registration Statement and/or the applicable Documents and in accordance with the terms set out in the Registration Statement and/or the applicable Documents (including the Warrant Shares issued upon each Warrant Exercise in accordance with the terms of the Warrant Documents and the Conversion Shares upon each Conversion), such Ordinary Shares will be validly issued, fully paid and non-assessable. As a matter of British Virgin Islands law, a share is only issued when it has been entered in the register of members.

3.3

The execution, delivery and performance of the Warrant Documents have been authorised by and on behalf of the Company and, upon the execution and unconditional delivery of the Warrant Documents by a director of the Company for and on behalf of the Company, the Warrant Documents will have been duly executed and delivered on behalf of the Company and will constitute the legal, valid and binding obligations of the Company enforceable in accordance with their terms.

4	Qualifications

The opinions expressed above are subject to the following qualifications:

4.1	The obligations assumed by the Company under the Documents will not necessarily be enforceable in all circumstances in accordance with their terms. In particular:

(a)

enforcement may be limited by bankruptcy, insolvency, liquidation, reorganisation, readjustment of debts or moratorium or other laws of general application relating to or protecting or affecting the rights of creditors;

(b)

enforcement may be limited by general principles of equity. For example, equitable remedies such as specific performance may not be available, inter alia, where damages are considered to be an adequate remedy;

(c)

where obligations are to be performed in a jurisdiction outside the British Virgin Islands, they may not be enforceable in the British Virgin Islands to the extent that performance would be illegal under the laws of that jurisdiction;

(d)	some claims may become barred under relevant statutes of limitation or may be or become subject to defences of set-off, counterclaim, estoppel and similar defences; and

(e)	the courts of the British Virgin Islands have jurisdiction to give judgment in the currency of the relevant obligation.

4.2	To maintain the Company in good standing under the laws of the British Virgin Islands, annual filing fees must be paid to the Registry of Corporate Affairs.

4.3

Under British Virgin Islands law, the register of members is prima facie evidence of title to shares and this register would not record a third party interest in such shares. However, there are certain limited circumstances where an application may be made to a British Virgin Islands court for a determination on whether the register of members reflects the correct legal position. Further, the British Virgin Islands court has the power to order that the register of members maintained by a company should be rectified where it considers that the register of members does not reflect the correct legal position. As far as we are aware, such applications are rarely made in the British Virgin Islands and for the purposes of the opinion given in paragraph 3.2, there are no circumstances or matters of fact known to us on the date of this opinion letter which would properly form the basis for an application for an order for rectification of the register of members of the Company, but if such an application were made in respect of the Company’s Ordinary Shares, then the validity of such shares may be subject to re-examination by a British Virgin Islands court.

4.4

Except as specifically stated herein, we make no comment with respect to any representations and warranties which may be made by or with respect to the Company in any of the documents or instruments cited in this opinion or otherwise with respect to the commercial terms of the transactions the subject of this opinion.

4.5

In this opinion letter the phrase “non-assessable” means, with respect to the issuance of shares, that a shareholder shall not, in respect of the relevant shares and in the absence of a contractual arrangement, or an obligation pursuant to the memorandum and articles of association, to the contrary, have any obligation to make further contributions to the Company’s assets (except in exceptional circumstances, such as involving fraud, the establishment of an agency relationship or an illegal or improper purpose or other circumstances in which a court may be prepared to pierce or lift the corporate veil).

We hereby consent to the filing of this opinion letter as an exhibit to the Registration Statement and to the reference to our firm under the heading “Legal Matters” in the prospectus included in the Registration Statement. In providing our consent, we do not thereby admit that we are in the category of persons whose consent is required under section 7 of the SEC Act or the rules and regulations of the Commission thereunder.

We express no view as to the commercial terms of the Documents or whether such terms represent the intentions of the parties and make no comment with regard to warranties or representations that may be made by the Company.

The opinions in this opinion letter are strictly limited to the matters contained in the opinions section above and do not extend to any other matters. We have not been asked to review and we therefore have not reviewed any of the ancillary documents relating to the Documents and express no opinion or observation upon the terms of any such document.

This opinion letter is addressed to you and may be relied upon by you, your counsel and purchasers of Ordinary Shares and Warrants pursuant to the Registration Statement. This opinion letter is limited to the matters detailed herein and is not to be read as an opinion with respect to any other matter.

Yours faithfully

Maples and Calder